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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 11)*
                                            --


                            The Centris Group, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   155904105
                   -----------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

-----------------------                                  ---------------------
  CUSIP NO. 155904105                 13G                  PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         L. Steven Medgyesy
         SSN:  ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               231,277

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                231,277

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             77,447

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         316,784

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         5.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
         IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 11)


Item 4.   Ownership:
          ---------

          (a)  Amount Beneficially Owned:   316,784/1,2/
               -------------------------

          (b)  Percent of Class:            5.2
               ----------------

          (c)  Number of shares as to which such person has:
               --------------------------------------------

                 (i)  sole power to vote or to direct the vote:   231,277
                (ii)  shared power to vote or to direct the vote:  0
               (iii)  sole power to dispose or to direct the disposition of:
                      231,277
                (iv)  shared power to dispose or to direct the disposition of:
                      77,447

______________________

          /1/ Includes 86,311 shares held by Dr. Medgyesy in his capacity as trustee of the Singer Family Trust, which trust is for the benefit of a third party and members of his family, 8,060 shares held by Dr. Medgyesy's wife, and 77,447 shares held in trusts for the benefit of Dr. Medgyesy and members of his family. Dr. Medgyesy disclaims beneficial ownership of all these shares.
               This amount also includes 7,000 shares which Dr. Medgyesy has the immediate right to acquire under The Centris Group, Inc. 1991 Directors Stock Option Plan, Amended and Restated as of July 26, 1995 and March 27, 1996.

          /2/ Attached to each share of Common Stock is a stock purchase right issued pursuant to The Centris Group, Inc. Rights Plan.


                               Page 3 of 4 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         2/13/98
________________________
          Date

 /s/ L. STEVEN MEDGYSEY
________________________
        Signature

        TAXPAYER
________________________
       Name/Title


                               Page 4 of 4 Pages